Exhibit 99.2

Santiago, January 27, 2021.

GG. – 023 / 2021

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice – Changes in the Board of Directors.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Commission for the Financial Market, we inform the following Material Event:

On this date, at the ordinary meeting, the Board of Directors’ of Itaú Corpbanca was informed of and accepted the resignation of the director Mr. Caio Ibrahim David effective immediately, due to his resignation to Itaú Unibanco effective February 2021.

On the same date, the board of directors of Itaú Corpbanca has appointed Mr. Matias Granata as Mr. David´s replacement, who shall hold office until the next annual ordinary shareholder’s meeting, in which his definitive appointment shall be made. Mr. Granata is currently Chief Risk Officer at Itaú Unibanco, responsible for the market, credit and operational risk, capital management, and compliance and anti-money laundering.

These events have been qualified as material in the referenced board of directors’ meeting.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca